SUB-ITEM Q1(g)


Please refer to SUB-ITEM 77M, Attachment A, for a copy of the Agreement and Plan of Reorganization involving the reorganization of AIM Global
Infrastructure Fund, a separate portfolio of AIM Investment Funds, into AIM Global Utilities Fund, a separate portfolio of AIM Funds Group.